

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Jason Berg
Chief Financial Officer
U-Haul Holding Company
5555 Kietzke Lane, Suite 100
Reno, Nevada 89511

> **Re: U-Haul Holding Company**
> **Form 10-K for Fiscal Year Ended March 31, 2024**
> **Form 8-K filed February 5, 2025**
> **File No. 001-11255**

Dear Jason Berg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024

Consolidated Balance Sheets, page F-4

1. Please tell us your consideration of presenting a total amount for current assets and current liabilities. Refer to ASC 210-10-45-1 and Rule 5-02.9 and 5-02.21 of Regulation S-X.

Form 8-K filed February 5, 2025

Exhibit 99.1, page 1

2. You present earnings before interest, taxes, depreciation, and amortization (EBITDA) and changes in EBITDA for your Moving and Storage segment, a non-GAAP measure. When presenting these non-GAAP measures, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please also provide a reconciliation of the third quarter EBITDA measure to its most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services